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HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

June 11, 2026
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549
Attn: Meghan Ryan & Melissa McDonough

RE:	MSC Income Fund, Inc. (File No. 814-00939)
Dear Mses. Ryan and McDonough:
On behalf of MSC Income Fund, Inc. (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the U.S.
Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on March 16, 2026 and April
15, 2026 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2025
(File No. 814-00939), filed with the SEC on February 27, 2026 (the “Form 10-K”). For your convenience, each of the Staff’s comments is numbered and set forth below and is followed by the Company’s response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Form 10-K.
1.Comment: On the cover page and in Note A.4 to the consolidated financial statements included in the
Form 10-K, we note that the Company disclosed that there was correction of an error. Please supplementally provide management’s error analysis of the impact on previously issued financial statements and include any associated internal control implications and mitigating actions.
Response: The Company has supplementally provided a memorandum to the Staff, as well as additional supplemental information at the request of the Staff, setting forth its analysis with respect to Comment 1.
2.Comment: In future filings, please include a hyperlink to the previous year’s annual report on Form 10-
K that is incorporated by reference on page 55 of the Form 10-K.
Response: The Company undertakes to update the applicable disclosure in its future SEC filings accordingly, beginning with its annual report on Form 10-K for the fiscal year ending December 31,
2026.
3.Comment: Please explain how the Company meets the requirements to categorize the Schedule of
Investments by (i) type of investment, such as common stock, preferred stock, fixed-income, government securities, warrants, short-term securities, other investment companies, etc., and (ii) the related industry, country, or geographic location (Regulation S-X Rule 12-12, footnote 2 and footnote 5).

June 11, 2026 Page 2
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes its current presentation of the Schedule of Investments is the most useful presentation for its investors. The Company’s investment strategy involves making multiple types of investments (including debt and equity investments) in most of its portfolio companies, and therefore the Company believes that grouping these various investments together for each portfolio company is the best presentation to allow investors to understand the Company’s investments in each portfolio company. The Schedule of
Investments includes a “Type of Investment” column that categorizes each investment by type, including
Secured Debt, Unsecured Debt, Preferred Equity, Preferred Stock, Common Stock, Member Units,
Preferred Member Units, Warrants and LP Interests, among others, which allows an investor to easily identify the type of each investment held by the Company. The Company also advises the Staff that subtotals by investment type, expressed as a percentage of the total investment portfolio, are included in
Note C to the consolidated financial statements. The Company further believes that the current presentation of the Schedule of Investments, organized by portfolio company rather than by investment type, is more useful to investors because the Company’s risk exposure is more company-specific than investment type-specific.
Also consistent with the Company’s investment strategy and its election to be regulated as a business development company, the Company primarily invests in United States-organized and based portfolio companies. Footnote 20 to the Schedule of Investments identifies investments headquartered in the
United States and footnote 21 identifies those headquartered outside of the United States. Note C to the consolidated financial statements in the Form 10-K further indicated that, as of December 31, 2025, investments outside of the United States represented an immaterial portion of the Company’s portfolio at
4.1% of cost (3.1% Canada and 1.0% other) and 3.9% of fair value (2.9% Canada and 1.0% other) (see footnote 3 to the Schedule of Investments). The only information required by Regulation S-X Rule
12-12, including footnote 2 and footnote 5, not currently included in the Company’s Schedule of
Investments is the subtotals of investments subdivided by the categories specified, together with their percentage values compared to net assets, as required by footnote 5. In light of the foregoing, the
Company respectfully proposes to retain the current presentation of its Schedule of Investments, and undertakes to add disclosure in the footnotes to the Schedule of Investments in its future SEC filings to satisfy the requirements of footnote 5 to Regulation S-X Rule 12-12, beginning with its annual report on
Form 10-K for the fiscal year ending December 31, 2026.
4.Comment: Based on the Consolidated Schedule of Investments, several investments are past maturity as of December 31, 2025. Please explain in correspondence (1) the status of these investments, (2) whether these investments should be identified as non-income-producing investments with an appropriate symbol, if not already identified as such, and (3) how some of these investments were fair valued at or near cost.
Response: The Company acknowledges that eleven debt investments included on its Schedule of
Investments as of December 31, 2025 had maturity dates prior to such date. These investments represented 2.5% and 0.7% of the total investment portfolio on a cost basis and a fair value basis, respectively. The Company’s disclosures are accurate, and each of these debt investments was past due on its principal repayment date as of December 31, 2025. Additionally, the Company provided further disclosure in footnote 17 to the Schedule of Investments for these investments stating that the Company was engaged in ongoing negotiations with each portfolio company regarding the maturity date and resolution of the outstanding debt. As of the date of this letter, the Company has fully exited one and extended the maturity date of five of the eleven debt investments that were past due on principal repayments as of December 31, 2025. The Company is actively working toward a sale process, maturity extension or other resolution with respect to the five remaining debt investments.

June 11, 2026 Page 3
In addition, certain of these past maturity debt investments were deemed to be on non-accrual status, as denoted by footnote 14 to the Schedule of Investments. Debt investments are put on non-accrual status when the portfolio company is not making interest payments and full payment of any contractual unpaid interest is deemed unlikely.
Under the current presentation of the Company’s Schedule of Investments, footnote 14 captures both income producing investments placed on non-accrual status by the Company and non-income producing investments. The non-income producing investments are currently distinguished from investments on non-accrual status on the Schedule of Investments as the non-income producing investments are displayed as debt investments without an interest rate under “Total Rate” (e.g., see the Secured Debt of
Clarius BIGS, LLC). Such non-income producing investments composed an insignificant portion of the
Company’s total investment portfolio as of December 31, 2025 (total cost of 0.18% of the investment portfolio; total fair value of 0.00% of the investment portfolio). In light of the Staff’s comment, and to provide further clarity, beginning with its quarterly report on Form 10-Q for the fiscal quarter ending
June 30, 2026, the Company undertakes to update the Schedule of Investments to provide two distinct footnotes, one of which will represent investments on non-accrual status and the other of which will represent non-income producing investments.
Other past maturity debt investments are not deemed to be non-income producing debt investments, nor are such investments on non-accrual status (and thus do not bear footnote 14). This includes situations where either an amendment to the credit agreement to, among other things, extend the maturity date, or a sale transaction for the portfolio company, is in advanced stages and the portfolio company continues to pay interest on the debt investment at the stated rate on a timely basis or proceeds from a sale transaction are expected to fully satisfy the outstanding principal and unpaid interest owed on the debt investment.
The Company accounts for each investment in its investment portfolio at fair value, as determined on a quarterly basis in accordance with the provisions of the Financial Accounting Standards Board
Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), as
discussed in further detail in Note B to the Company’s consolidated financial statements in the Form 10-
K. Due to the lack of an active trading market, these debt investments are valued using a yield-to-
maturity analysis, which is a discounted cash flow analysis, to derive an exit price that would be paid by a hypothetical market participant. As part of such analysis, the Company considers the credit quality of its investments and adjusts each investment’s value accordingly. The Company believes that each of its past maturity debt investments as of December 31, 2025 was valued appropriately, in accordance with
ASC 820.
5.Comment: Please confirm whether or not any of the loans are covenant-lite loans, the extent of the covenant-lite loans, and if the risks are adequately disclosed in the Form 10-K.
Response: The Company represents to the Staff that the Company had only one investment as of
December 31, 2025 that was a covenant-lite loan, representing approximately $1.7 million, or 0.1%, of the Company’s investment portfolio on both a cost basis and a fair value basis as of December 31, 2025.
Despite the immaterial nature of the covenant-lite loan, the Company included a covenant-lite risk factor on page 30 of the Form 10-K to inform investors of the potential for this type of risk in the Company’s investment portfolio. Given the immateriality of this single covenant-lite loan as a percentage of the
Company’s total investment portfolio, the Company believes that the risk disclosure included in the
Form 10-K adequately discloses the risks associated with covenant-lite loans. The Company will continue to monitor its exposure to covenant-lite loans and, to the extent such exposure increases to a level that warrants additional or more detailed risk disclosure, undertakes to include applicable risk disclosure in its future SEC filings.

June 11, 2026 Page 4
6.Comment: Entities are required to disclose debt issuance costs related to a note as a direct deduction from the face amount of that note on the balance sheet (Accounting Standards Codification (“ASC”)
835-30-45-1A). Going forward, please include the unamortized debt issuance costs parenthetically on the balance sheet on the same line item as the note.
Response: The Company undertakes to update the applicable disclosure in its future SEC filings accordingly, beginning with its quarterly report on Form 10-Q for the fiscal quarter ending June 30,
2026.
7.Comment: Interest, dividend, and fee income are combined in one line item and sub-divided to show income separately from controlled companies and other affiliates on the Consolidated Statements of
Operations. Please ensure in future financial statements that interest, dividend, and fee income are stated separately and continue to be sub-divided to show income separately from controlled companies and other affiliates on the Consolidated Statements of Operations, in accordance with Regulation S-X
Rule 6-07.1.
Response: The Company undertakes to update the applicable disclosure in its future SEC filings accordingly, beginning with its quarterly report on Form 10-Q for the fiscal quarter ending June 30,
2026.
8.Comment: Please confirm that other income (e.g., income for payment-in-kind interest) which exceeds
5% of the total income has been stated separately in accordance with Regulation S-X Rule 6-07.1.
Response: The Company confirms that its payment-in-kind (“PIK”) interest income exceeded 5% of total investment income for the year ended December 31, 2025. The amount of PIK interest income of
6.0% for the year ended December 31, 2025 was disclosed in Note B.4 in the notes to the Company’s consolidated financial statements. The Company undertakes to update the applicable disclosure in accordance with Regulation S-X Rule 6-07.1 in its future SEC filings accordingly, beginning with its quarterly report on Form 10-Q for the fiscal quarter ending June 30, 2026.
9.Comment: Please explain why the waiver of the subordinated incentive fee on income disclosed in Note
J.1 to the consolidated financial statements included in the Form 10-K was not presented as a reduction of total expenses on the Consolidated Statements of Operations and the impact, if any, to the Financial
Highlights in Note E (Regulation S-X Rule 6.07.2(a) and ASC 946-20-50-7).
Response: The Company represents to the Staff that the waiver of the subordinated incentive fee on income disclosed in Note J.1 to the consolidated financial statements for the year ended December 31,
2025 was approximately $160,000, representing approximately 0.2% of total expenses, which the
Company determined to be immaterial to the Consolidated Statements of Operations and the Financial
Highlights. As a result of this immateriality determination, the Company did not present the waiver as a separate reduction of total expenses on the Consolidated Statements of Operations or reflect the ratios to average NAV excluding the impact of the waiver separately in a footnote in the Financial Highlights.
Had the impact of excluding the waiver been reflected separately in a footnote in the Financial
Highlights in the Form 10-K, it would have (A) increased (i) the ratio of total expenses, including tax expenses, to average NAV, (ii) the ratio of operating expenses to average NAV and (iii) the ratio of operating expenses, excluding interest expense, to average NAV, each, by two basis points, and (B)
decreased the ratio of net investment income to average NAV by two basis points.
The Company acknowledges the Staff’s comment and undertakes to present any future waivers of the subordinated incentive fee on income as a separate reduction of total expenses on the Consolidated
Statements of Operations and to reflect the applicable impact of excluding such waiver separately in a footnote in the Financial Highlights.

June 11, 2026 Page 5
10.Comment: The Staff notes the disclosure of Net Investment Income per Share, basic and diluted, on the
Consolidated Statements of Operations. Please consider removing the disclosure of Net Investment
Income per Share, basic and diluted, from the Consolidated Statements of Operations pursuant to ASC
260-10-45.
Response: The Company acknowledges the Staff’s comment and undertakes to remove the disclosure of
Net Investment Income per Share, basic and diluted, from the Consolidated Statements of Operations in future filings to comply with ASC 260-10-45, beginning with its quarterly report on Form 10-Q for the fiscal quarter ending June 30, 2026.
11.Comment: Please explain why the Company did not disclose outstanding commitments as of December
31, 2024 in Note I to the consolidated financial statements included in the Form 10-K.
Response: The Company undertakes to update the applicable disclosure to include the outstanding commitments as of the prior period end in its future SEC filings accordingly, beginning with its quarterly report on Form 10-Q for the fiscal quarter ending June 30, 2026.
12.Comment: Please discuss in correspondence why the fair value hierarchy tables do not reflect transfers from Level 3 (ASC 820-10-50-2(c)(3)).
Response: The Company advises the Staff that the fair value hierarchy tables did not reflect transfers from Level 3 because the Company had no transfers from Level 3 for the year ended December 31, 2025 to disclose. The Company acknowledges the Staff’s comment and undertakes to update the applicable disclosure in its future SEC filings to include transfers from Level 3, if any, in the relevant tables accordingly, beginning with its quarterly report on Form 10-Q for the fiscal quarter ending June 30,
2026.
13.Comment: Per ASC 820-10-50-2(d), the change in unrealized appreciation (depreciation) on investments still held at period-end should be shown within the Level 3 reconciliations. Please update in future reports.
Response: The Company undertakes to update the applicable disclosure in its future SEC filings accordingly, beginning with its quarterly report on Form 10-Q for the fiscal quarter ending June 30,
2026.
*              *              *

June 11, 2026 Page 6
If you have any questions, please feel free to contact the undersigned by telephone at
202.261.3466 (or by email at harry.pangas@dechert.com) or Clay Douglas by telephone at 202.261.3326
(or by email at clay.douglas@dechert.com).
Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas
cc:          Dwayne L. Hyzak, MSC Income Fund, Inc.
Jason B. Beauvais, Esq., MSC Income Fund, Inc.
Cory E. Gilbert, MSC Income Fund, Inc.
Clay Douglas, Esq., Dechert LLP